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                                                                    Exhibit 99.2
[DUSA GRAPHIC OMITTED]
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC.
FOR RELEASE AT 7:00 A.M. NOVEMBER 12, 2002


                   DUSA PHARMACEUTICALS REPORTS THIRD QUARTER
             CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS, INCLUDING:

                 DUSA COMPLETES RE-ACQUISITION OF LEVULAN(R) PDT
                  DERMATOLOGY RIGHTS FROM SCHERING AG, GERMANY;
               REFOCUSES DERMATOLOGY EFFORTS ON EXPANDING LABELING

             ACCELERATION OF PREVIOUS SCHERING AG PAYMENTS LEADS TO NON-RECURRING $15.8 MILLION PROFIT DURING THIRD QUARTER

WILMINGTON, MA. NOVEMBER 12, 2002 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS:
DUSA) reported today its corporate highlights and financial results for the third quarter ended September 30, 2002. The quarter's major event was the completion of the re-acquisition of Levulan PDT dermatology rights from Schering AG, Germany, effective September 1, 2002. Going forward, DUSA will be responsible for all dermatology marketing and development efforts. As a result, our intention is to increase product sales over time by understanding and meeting the needs of dermatologists, and educating them about the benefits of our therapy. In addition, our clinical work in dermatology has been refocused to concentrate on studies which, if successful, would support Broad Area Actinic Keratoses (BAAK) as an expansion of our approved product labeling for AK. We are also supporting efforts to improve reimbursement for our approved product, and are seeking a partner for our Barrett's esophagus dysplasia indication.

Over the last few months, the Company has also reduced its work force by approximately 20% through a combination of layoffs and attrition, and intends to minimize expenditures that are not directly related to our core objectives during 2003.

The termination of the Marketing, Development and Supply Agreement resulted in a significant one-time profit for DUSA of over $15.8 million for the quarter, due to the net effect of the acceleration of the previously received, but unamortized, contract payments and related charges.

CORPORATE HIGHLIGHTS:

LEVULAN PDT IN DERMATOLOGY
As previously announced, on June 7, 2002, DUSA received a Notice of Termination from Schering AG related to the Marketing, Development and Supply Agreement between the parties. Although the agreement provided for a 12-month transition, both parties agreed that it would be mutually advantageous to advance the actual termination date. This required DUSA to implement management of all the FDA-regulated functions that had previously been the responsibility of Schering AG, including marketing, medical



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education, drug distribution, customer service, drug safety reporting, and medical information. Effecting this transfer took a major effort during the quarter, and we were pleased to be able to complete the termination effective September 1, 2002.

Following the Notice of Termination, Levulan Kerastick(R) end-user sales decreased during the quarter, as the marketing efforts were in transition from Schering AG to DUSA. End-user sales during the quarter totaled 1,392 units, versus 2,202 units during Q2, 2002, and 1,638 units during Q3 2001. Overall, however, the average quarterly sales for 2002 of 1,798 units are virtually unchanged from the 2001 quarterly average of 1,767 units.

At the end of Q3, 360 BLU-U(R) units were in place, compared to 369 units at June 30, 2002. Excluding units installed at clinical trial sites or sold to our former partner, totals were 338 and 347 respectively. We believe that the modest drop-off from Q2 to Q3 was also related to the transition of marketing efforts from Schering AG to DUSA.

DUSA has now started to implement its own marketing, education, and development strategies, and will continue to develop and implement these strategies for the remainder of 2002 and beyond. For now, DUSA has decided not to create a nationwide sales force, or to seek a new dermatology marketing partner. Instead, the Company intends to focus on meeting the needs of dermatologists, and educating them about the benefits of our therapy, in an effort to increase product sales over time. This will be done through the support of medical education activities, participation in dermatology conferences, Company research and development (see below), support of independent investigator studies, and support of efforts to improve third party reimbursement. DUSA is also offering an improved BLU-U placement program for physicians and has introduced a product sampling program to allow new doctors to become familiar with the therapy.

DUSA intends to focus its near-term dermatology development program on expansion of the currently approved Levulan product labeling. The approved indication only allows application of Levulan to individual lesions using the Kerastick, but we are planning to study the effect of Levulan applied to the entire face as a BAAK treatment. The planned BAAK study would utilize the BLU-U as soon as one hour after Levulan application, versus the 14-18 hours specified in the current labeling. The Company also intends to complete its FDA-required Phase IV long-term AK tracking study before the end of 2003. With respect to Levulan PDT for the treatment of warts and onychomycosis, further Phase II development has been put on hold at this time, in order to lower DUSA's total research and development spending for 2003.

DUSA has also decided to focus its personnel and financial resources on the US market for now, since the US AK market is the largest in the world. Therefore, during the quarter, DUSA authorized Schering AG to withdraw the application for regulatory approval of Levulan PDT in Australia, and intends to follow the same course for the applications in Austria and South Africa. The regulatory approvals for Brazil and Canada remain in place, although no marketing plans have been agreed upon at this point.

LEVULAN PDT FOR DYSPLASIA IN BARRETT'S ESOPHAGUS:
DUSA has been conducting a Phase I/II study in the treatment of high-grade dysplasia associated with Barrett's esophagus, which currently has no medical treatment and is generally treated by surgical removal of the dysplastic portion of the esophagus. Positive preliminary results of the study showed removal of regions of high-grade dysplasia within


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Barrett's esophagus in 5/6 (83%) of treated patients (median follow-up of 6 months). Follow-up of these patients is continuing.

DUSA has also completed the design and prototype preparation of a proprietary new light delivery device for endoscopic delivery of light treatment of hollow organs such as the esophagus. We believe that this device's unique features could allow treating physicians to provide uniform light treatment of esophageal walls under direct visualization, using only a single insertion of the endoscope.

DUSA does not expect to fully fund the remaining Phase II and III clinical trials for the Barrett's esophagus high-grade dysplasia indication on our own and has therefore begun the process of soliciting potential partners. The Company expects that such efforts could take up to a year or more to conclude and there can be no assurance that we will be able to consummate any collaboration on timing and/or terms acceptable to us.

FINANCIAL HIGHLIGHTS:

SCHERING AG TERMINATION ACCOUNTING:
In the quarter ended September 30, 2002, DUSA evaluated certain items on its Consolidated Balance Sheet for the timing of revenue recognition and potential impairment due to the termination of the Schering AG agreement. These items included unamortized deferred revenue related to non-refundable milestone payments previously received under the Schering AG agreement, the Company's nearly completed manufacturing facility, raw material and finished goods inventories, commercial light units, and deferred charges and royalties. As a result of this analysis, in addition to normal amortization recorded prior to the termination of the Schering AG agreement, the Company recorded the following in its Condensed Consolidated Statements of Operations during the three months ended September 30, 2002:


                                                                                     REVENUE
                                                                                     RECOGNITION/
         STATEMENT OF OPERATIONS ITEM             BALANCE SHEET ITEM                ASSET IMPAIRMENT
         -------------------------------------    ------------------------------    ----------------
     Revenues:
          Research grant and milestone revenue    Deferred Revenue                    $20,990,274

     Operating Costs:
          Cost of product sales                   Deferred Charges                       $542,766
                                                  Inventory                             1,705,364
                                                  Commercial Light Sources Under
                                                  Lease or Rental                         389,647
          Research and development costs          Deferred Royalty                        639,051
                                                                                      -----------
          Total Operating Cost Impairment                                              $3,276,828
                                                                                      ===========

The Company also concluded that the carrying value of its manufacturing facility, which amounted to $2,434,000 as of September 30, 2002, is more than likely fully recoverable


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after considering the effects of the change in business circumstances caused by the termination of the Schering AG agreement. Therefore, no impairment charges were recorded at this point in time; however, the Company will continue to periodically review the carrying value of the facility.

OTHER FINANCIAL HIGHLIGHTS:
DUSA's net income for the three-month period ended September 30, 2002 was $15,761,000, or $1.13 per share, as compared to a net loss of $1,817,000, or ($0.13) per share for the same period in 2001. Net income for the current period included the aforementioned one-time recognition of certain items on its Consolidated Balance Sheet based on the termination of the Schering AG agreement, which resulted in a non-recurring increase to net income of $1.28 earnings per share. Total research and development costs were $2,848,000, compared to $2,806,000 in the prior year period and included lower spending on dermatological indications, which were offset by a charge of $547,000 for deferred royalties associated with previous payments to PARTEQ, the Company's licensor, as a result of the termination of the Schering AG agreement. General and administrative expenses increased to $1,411,000 in the current quarter as compared to $985,000 in the same period in 2001, as legal expenses have increased due to the challenge to our Australian patent. It is expected that these costs will continue to increase as the patent dispute continues.

Interest income for the three-month period ended September 30, 2002 decreased approximately $283,000, to $696,000, as compared to $978,000 for the same period in 2001. This decrease is mainly attributable to lower investable cash balances as DUSA uses its cash to support its operating activities, and lower yields.


            THREE MONTHS ENDED                                                           NINE MONTHS ENDED
               SEPTEMBER 30                                                                 SEPTEMBER 30
    -----------------------------------                                         ----------------------------------
         2002               2001                                                      2002              2001
    --------------------------------------------------------------------------------------------------------------

         $22,565,754        $1,436,566                 REVENUES                      $25,321,230        $4,143,280
    --------------------------------------------------------------------------------------------------------------
          $3,240,793          $441,979          COST OF PRODUCT SALES                 $4,696,095        $1,818,064
    --------------------------------------------------------------------------------------------------------------
          $2,848,295        $2,805,803      RESEARCH AND DEVELOPMENT COSTS            $9,319,891        $7,068,130
    --------------------------------------------------------------------------------------------------------------
          $1,411,494          $984,745         OTHER OPERATING EXPENSES               $4,104,510        $2,902,931
    --------------------------------------------------------------------------------------------------------------
            $695,701          $978,932             INTEREST INCOME                    $2,255,022        $3,013,421
    --------------------------------------------------------------------------------------------------------------
         $15,760,873       $(1,817,029)           NET INCOME (LOSS)                   $9,455,756       $(4,632,424)
    --------------------------------------------------------------------------------------------------------------
               $1.13            ($0.13)        NET INCOME (LOSS) PER SHARE                 $0.68            ($0.34)
    --------------------------------------------------------------------------------------------------------------
          13,887,612        13,796,004    WEIGHTED AVERAGE NUMBER OF COMMON           13,874,181        13,770,494
                                              SHARES OUTSTANDING
    --------------------------------------------------------------------------------------------------------------
         $56,079,152       $66,734,181   CASH AND U.S. GOVERNMENT SECURITIES         $56,079,152       $66,734,181
    --------------------------------------------------------------------------------------------------------------
             $16,830       $23,348,697             DEFERRED REVENUE                      $16,830       $23,348,697
    --------------------------------------------------------------------------------------------------------------
         $60,328,502       $52,831,051           SHAREHOLDERS' EQUITY                $60,328,502       $52,831,051
    --------------------------------------------------------------------------------------------------------------

                  (All figures are in US dollars and unaudited)

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical conditions. PDT and PD utilize light-activated compounds to induce a


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therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that involve known and unknown risks and uncertainties, which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These forward-looking statements relate to DUSA being responsible for all dermatology marketing and development efforts; intention to increase product sales and to minimize certain expenditures; belief that the drop in sales was related to transition of promotional activities by Schering AG; intention to focus on needs of the dermatologist and medical education to increase sales, as well as improvement of third-party reimbursement; intention to concentrate dermatology development on expansion of product label through BAAK studies and completion of its Phase IV long-term AK tracking study before the end of 2003; intentions to withdraw certain foreign regulatory applications; beliefs concerning features of DUSA's newly designed light device; and expectations not to fund further studies in Barrett's Esophagus, but to seek a corporate partner and the timing thereof. Such risks and uncertainties include, but are not limited to a lack of sales and marketing resources, the risks associated with medical device development, the regulatory approval process for BAAK, receipt of reimbursement at levels which allow DUSA's products to be competitive with other AK therapies, dependence upon third-party manufacturers of the Kerastick, BLU-U and Levulan the ability of DUSA to develop a market for the products, maintenance of DUSA's patent portfolio and other risks identified in DUSA's SEC filings from time to time, including its Form 10-K for the year ended December 31, 2001.

For further information contact:
D. GEOFFREY SHULMAN, MD, President,  CEO & CFO
Or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059
Fax 416.363.6602 or visit www.dusapharma.com